Exhibit 12.1

CAI International, Inc.

Computations of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)

	Year Ended December 31,					Three Months Ended March 31, 2014
	2009	2010	2011	2012	2013
Net income before income taxes	$17,475	$31,757	$61,898	$74,099	$71,577	$15,638
Fixed charges (A)	4,712	5,671	16,559	29,264	36,484	8,915

Calculated earnings	$22,187	$37,428	$78,457	$103,363	$108,061	$24,553

(A) Fixed charges calculation:

Interest expense (B)	$4,311	$5,278	$16,139	$28,796	$36,005	$8,795
Interest expense portion of rental expense (C)	401	393	420	468	479	120

Total fixed charges	$4,712	$5,671	$16,559	$29,264	$36,484	$8,915

Ratio of earnings to fixed charges	4.7	6.6	4.7	3.5	3.0	2.8

(B) Includes normal amortization of debt issuance costs, but excludes gain/loss on debt extinguishment.

(C) Interest expense portion of rental expense is estimated as follows:

Rent expense - office and other	$1,216	$1,192	$1,272	$1,419	$1,452	$365
Estimated interest portion	33%	33%	33%	33%	33%	33%
Calculated interest expense portion of rental expense	$401	$393	$420	$468	$479	$120